SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Square, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

852234103

(CUSIP Number)

November 24, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS AI Palma Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,999,998
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,999,998
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.40% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Calculated as provided in Rule 13d-3(d)(1)(i) based on 31,050,000 outstanding shares of Class A Common Stock upon consummation of the Issuer’s initial public offering on November 24, 2015 as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015, and the 3,999,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock of the Issuer beneficially owned by AI Palma Holdings LLC.

2 of 10

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,999,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,999,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.40% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Calculated as provided in Rule 13d-3(d)(1)(i) based on 31,050,000 outstanding shares of Class A Common Stock upon consummation of the Issuer’s initial public offering on November 24, 2015 as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015, and the 3,999,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock of the Issuer beneficially owned by AI Palma Holdings LLC.

3 of 10

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,999,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,999,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.40% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Calculated as provided in Rule 13d-3(d)(1)(i) based on 31,050,000 outstanding shares of Class A Common Stock upon consummation of the Issuer’s initial public offering on November 24, 2015 as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015, and the 3,999,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock of the Issuer beneficially owned by AI Palma Holdings LLC.

4 of 10

CUSIP No. 852234103

Item 1.

(a)	Name of Issuer:

Square, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

901 Mission Street, Suite 104

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of:

AI Palma Holdings LLC

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

AI Palma Holdings LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Industries Management, LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Len Blavatnik

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

(c)	Citizenship:

AI Palma Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A Common Stock

5 of 10

(e)	CUSIP Number:

852234103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Items 5-9 on the attached cover pages.

3,999,998 shares of the Issuer’s Class B Common Stock are owned directly by AI Palma Holdings LLC (“Palma”). The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Each of Access Industries Management, LLC (“AIM LLC”) and Len Blavatnik may be deemed to beneficially own the shares of common stock held directly by Palma. AIM LLC is the manager of Palma and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by Palma. Len Blavatnik controls AIM LLC and, as a result, may be deemed to share voting and investment power over the shares of common stock beneficially owned by Palma. Each of AIM LLC and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than Palma, disclaims beneficial ownership of the shares held by Palma.

6 of 10

(b)	Percent of class:

11.40%*

The reporting persons may be deemed to beneficially own more than 5% of the Issuer’s Class A Common Stock, which is the class of equity securities registered under Section 12 of the Act, by virtue of the treatment of the securities held by the reporting persons only as being converted in to Class A Common Stock for purposes of computing the reporting persons’ percentage ownership of the Class A Common Stock under Rule 13d-3(d)(1)(i). The filing of this Schedule 13G shall not be deemed an admission that the reporting persons are required to file reports pursuant to Section 13 of the Act.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Palma has sole power to vote or direct the vote of 3,999,998 shares.

(ii) Shared power to vote or to direct the vote:

AIM LLC and Len Blavatnik may be deemed to have shared power to vote or direct the vote of 3,999,998 shares. Each of AIM LLC and Mr. Blavatnik disclaims such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

Palma has sole power to dispose or direct the disposition of 3,999,998 shares.

(iv) Shared power to dispose or to direct the disposition:

AIM LLC and Len Blavatnik may be deemed to have shared power to dispose or direct the disposition of 3,999,998 shares. Each of AIM LLC and Mr. Blavatnik disclaims such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

*	Calculated as provided in Rule 13d-3(d)(1)(i) based on 31,050,000 outstanding shares of Class A Common Stock upon consummation of the Issuer’s initial public offering on November 24, 2015 as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015, and the 3,999,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock of the Issuer beneficially owned by AI Palma Holdings LLC.

7 of 10

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

8 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2015

AI PALMA HOLDINGS LLC		By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES MANAGEMENT, LLC		/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

* The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

	By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

9 of 10